July 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Ada D. Sarmento

Christine Westbrook

Ameen Hamady

Sasha Parikh

Re:	PaxMedica, Inc. Registration Statement on Form S-1 Filed July 2, 2020 File No. 333-239676

Ladies and Gentlemen:

On behalf of PaxMedica, Inc. (the “Company”), we are hereby responding to the letter, dated July 16, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Registration Statement on Form S-1, filed on July 2, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amended registration statement with the Commission (the “First Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 2

Registration Statement on Form S-1

Prospectus Summary

Our Development Strategy, page 1

1.        We note your revised disclosure in response to comment 1 that you believe there is reasonable likelihood that you will receive approval of PAX-101 for the treatment of HAT. This statement conveys an expectation of regulatory approval which is speculative and inappropriate given the uncertainty with respect to securing marketing approval. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1, and elsewhere throughout the First Amended Registration Statement, in response to the Staff’s comment.

PAX-102, page 3

2.        We note your response to comment 5; however, you continue to state conclusions regarding safety or efficacy. Please revise your statement here that your proprietary intranasal formulations and methods of delivering suramin to mammals have been shown to dramatically reduce systemic exposure to remove your conclusion that data demonstrated safety or efficacy. You may present objective data resulting from your trials without including conclusions related to safety or efficacy in the Business section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 and 59, and elsewhere throughout the First Amended Registration Statement, in response to the Staff’s comment.

Risk Factors

Risks Related to Product Development, Regulatory Approval, Manufacturing and Commercialization, page 12

3.        We note your response to comment 3, which we reissue in part. Please revise your disclosure to highlight the risks associated with UCSD's conduct of clinical trials of suramin and the impact UCSD's patent application discussed on page 28, if approved, may have on your development plans, your patent portfolio and your business or tell us why you believe such disclosure is not required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13, 28 and 29, and elsewhere throughout the First Amended Registration Statement, in response to the Staff’s comment.

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 3

In addition, the Company respectfully advises the Staff that the Company has added a statement disclosing the potential risks associated with the conduct of third party clinical trials, including those such as the UCSD trial, which are disclosed elsewhere in the First Amended Registration Statement. While the Company believes it adequately addresses the risks associated with such third party patent applications on the Company’s development plans, patent portfolio, and business, the Company respectfully advises the Staff that it has included additional disclosure regarding the effects unforeseen activities associated with the intellectual property of third parties may have on the Company’s development plans, the filing of new patent applications, the prosecution of the Company’s patent portfolio, and its business.

Use of Proceeds, page 42

4.        We note your revised disclosure in response to comment 7. Please revise your disclosure to remove the implication that you will be successful in securing marketing approval of PAX-101 for the treatment of HAT. Additionally, please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose. This is required even if management will have broad discretion in allocating the proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use o proceeds as indicated in Instruction 7 to Regulation S-K Item 504.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 in response to the Staff’s comment.

Dilution, page 45

5.        The historical net tangible book value of $32,000 and historical net tangible book value per share of $0.00 as of March 31, 2020 appears to include the preferred units in the mezzanine section of the balance sheet. Please revise the calculations to exclude the mezzanine preferred units or advise as to the appropriateness of the Company's calculation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 in response to the Staff’s comment.

Business

Current Clinical Development Plan, page 56

6.        We note your response to comment 10, which we reissue in part. We note your disclosure that you intend to conduct preclinical and clinical safety studies of PAX-101 for the treatment of HAT yet you present PAX-101 for the treatment of this indication as completing Phase 3 clinical trials in your pipeline table on page 56. Please revise your pipeline table so that it accurately reflects the necessity to conduct preclinical studies. We will not object to explanatory disclosure indicating, if true, that you intend to rely on data exclusively licensed by you to support your application for marketing approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline table on page 57 in response to the Staff’s comment.

In addition, the Company respectfully advises the Staff that it is typical for drug development companies, like the Company, to conduct preclinical (i.e., animal) safety studies alongside Phase 3 pivotal clinical trials.

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 4

Results of Operations, page 46

7.        We note your response to comment 11, which we reissue in part. We note that you have not provided any additional disclosure regarding preclinical studies conducted for PAX-101 for the treatment of FXTAS or for PAX-102. Please provide us with your analysis as to why these programs are material to your business and appropriate for inclusion in the pipeline table. Please also remove your selective anti-purinergic therapy program from your pipeline table. We will not object to a discussion of the program below the table, but research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its pipeline table on page 57 in response to the Staff’s comment to remove the anti-purinergic therapy program. Additionally, the Company respectfully advises the Staff that the preclinical studies conducted for PAX-101 for the treatment of FXTAS and PAX-102 that are listed in the pipeline table are material to the Company because the compounds the Company has tested to date and selected for further study appear to use a similar mechanism of action as the Company’s lead program molecule and are programs that the Company intends to pursue. Furthermore, a specific amount of the net proceeds the Company anticipates receiving from this offering as set forth under “Use of Proceeds” in the First Amended Registration Statement are dedicated to the clinical development of the Company’s FXTAS and PAX-102 programs. Therefore, the Company believes these preclinical studies are material to the Company and investors in the offering.

Mitochondrial Dysfunction and Implications for the Use of Suramin for Management of ASD and FXTAS, page 58

8.        We note your revised disclosure in response to comment 13 that a single dose of suramin exhibited “promising results” on the core symptoms of ASD. Because a determination of efficacy is solely within the FDA's authority, please remove this reference. You may present objective data resulting from clinical trials without including conclusions related to efficacy. Please revise this statement as well as similar statements throughout the prospectus that present conclusions regarding efficacy such as your disclosure stating compounds demonstrated “strong early preclinical data.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 63, and elsewhere throughout the First Amended Registration Statement, in response to the Staff’s comment.

The Company supplementally advises the Staff that now that the Company and its Underwriters have an estimated share price range for the offering, as reflected in the First Amended Registration Statement, the Company is able to respond to the Staff’s Comment 8 from the Staff’s letter dated June 11, 2020 (the “Original Comment Letter”). For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in bold type and have followed the comment with the Company’s response.

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 5

9.        Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, such as the stock options granted in May 2020, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company advises the Staff that it estimates a preliminary price range of $5.50 to $6.50 per share (the “Preliminary Price Range”) for its IPO, after giving effect to a reverse stock split that the Company has implemented as set forth in the First Amended Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $6.00 per share (the “Midpoint Price”). The share numbers and per share prices set forth below reflect the Stock Split and are all presented on a post-split basis, unless otherwise indicated.

Determining the Fair Value of Common Stock Prior to the IPO

We supplementally advise the Staff that the fair market values (“FMV”) of the shares of common stock underlying the Company’s share-based awards were estimated on the grant date by the Company’s board of directors (the “Board”). In order to determine the FMV of the Company’s common stock underlying its option grants, the Board considered, among other things, a timely valuation of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, American Institute of Certified Public Accountants’ Statement of Standards for Valuation Services No. 1.

Given the absence of a public trading market for the Company’s common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the FMV of the Company’s common stock, including important developments in the Company’s operations, its stage of development, a valuation performed by an independent third-party valuation firm which took into account the stock price performance and volatility of comparable public companies, recent sales of the Company’s Series Seed preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the lack of liquidity of the Company’s common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale.

The Company’s third-party valuation of its common stock was prepared as of April 15, 2020. This third-party valuation was performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Statement of Standards for Valuation Services No. 1, and was prepared using the backsolve method. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. The third-party valuation utilized the backsolve method due to the recent Series Seed and other preferred transactions that occurred since the Company’s founding in 2018 through 2020. Based on the third-party’s review of the transaction documents related to those transactions, the third-party valuation firm deemed the transactions to have occurred at arm’s length. Using the backsolve method with the following inputs, the third-party valuation firm was able to calculate a total equity value of the Company’s equity securities:

(i)	FMV of the Company’s equity securities: the third-party valuation utilized the recent $0.50 Series Seed Preferred Stock per share price;
(ii)	Annual expected return from dividends: The third-party valuation firm used an 8% cumulative dividend rate on the Company’s Series Seed Preferred Stock;
(iii)	Time to next round of financing or sale of Company: the financing term was set to 3 years based on discussions with the Company’s management;
(iv)	Overall Company volatility indication: The volatility of the Company was estimated by observing historical volatility of similar public companies to the Company, calculating asset volatility from various volatility indicators; and
(v)	The risk free rate: a risk free rate of 0.24% based on the 3 year U.S. Constant Maturity Treasury rate.

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 6

After the total equity value was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) was applied to the estimated FMV of the Company’s common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which are marketable and the common stock of a private company is not. Applying the same backsolve inputs to the Company’s total equity value, the third-party valuation firm determined that the FMV of the Company’s equity securities to be $0.19 per share (post-reverse split).

Explanation of Difference Between the FMV of Common Stock at April 15, 2020 and the Midpoint Price

As is typical in initial public offerings, the Preliminary Price Range is based in part on the underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for a clinical stage pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

As discussed above, the Company obtained a third-party valuation report as of April 15, 2020 which indicated the FMV of the Company’s common stock as of that date to be $0.11 per share (pre-reverse stock split). The Company was converted from a limited liability company to a corporation on April 15, 2020, and shortly following its conversion to a corporation, the Board then approved option grants on May 1, 2020 with an exercise price of $0.11 per share (pre-reverse stock split). The Board believed it was reasonable to estimate the common stock FMV at May 1, 2020 based on the valuation report as of April 15, 2020, as that report was the most current available at the time of grant and there were no significant corporate events, developments or additional equity financings that occurred following the date of the report. Given the lack of clarity around a future liquidity event, and the lack of significant program progression or additional funding received, in the judgment of the Board, there were no internal or external developments that would indicate that the FMV of the Company’s common stock would have increased from April 15, 2020.

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 7

The Company submits that the primary reason for the difference between the FMV per share used for the stock options granted in May 2020 and the Midpoint Price are:

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•	The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of FMV.

•	The Company’s consideration of various objective and subjective factors in the previous FMV determinations, as described above, that were not applicable to the determination of the Price Range.

•	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

Additionally, the Company respectfully advises the Staff that the Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company respectfully submits that the FMV of its common stock as determined by the Board on April 15, 2020 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range. Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

Securities and Exchange Commission Division of Corporation Finance July 23, 2020 Page 8

Any questions regarding the contents of this letter or the First Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard J. Weisman, PaxMedica, Inc.